Exhibit 4.4

SECOND AMENDED AND RESTATED TRADEMARK LICENSE AGREEMENT

This Second Amended and Restated Trademark License Agreement (this “Agreement”), dated as of May 6, 2025 (the “Effective Date”), is entered into by and between COSTAMARE SHIPPING COMPANY S.A., a corporation incorporated under the laws of the Republic of Panama, (the “Licensor”), and COSTAMARE INC., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Licensee”).

WHEREAS, Licensor is the owner of the trademarks shown in Exhibit A hereto (the “Trademarks”);

WHEREAS, Licensee is engaged in the business of owning and operating ocean-going vessels (whether in the construction phase or operational) that are intended to be used primarily to transport containerized cargoes and cargo in bulk cargo form;

WHEREAS, Licensee and Licensor previously entered into a Trademark License Agreement, dated as of November 3, 2010 (the “Commencement Date”), as amended and restated on March 14, 2022 (the “First Amended and Restated Trademark License Agreement”), pursuant to which Licensor granted to Licensee and certain of its subsidiaries the right to use the Trademarks in connection with its container vessel business, dry bulk vessel business and any other activities in the maritime sector throughout the world;

WHEREAS, Licensee desires to expand the grant of the use of the Trademarks to include any corporation, limited liability company or other entity the accounts of which would be consolidated with those of Licensee in Licensee’s consolidated financial statements if such financial statements were prepared in accordance with U.S. GAAP as of such date (each, a “Subsidiary”);

WHEREAS, Licensor and Licensee desire to set forth a written agreement concerning the right of Licensee and Licensee’s Subsidiaries to use the Trademarks; and

WHEREAS, capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Framework Agreement between COSTAMARE SHIPPING COMPANY S.A. and COSTAMARE INC., dated as of November 2, 2015 (the “Framework Agreement”), as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 and May 6, 2025, and the Restrictive Covenant Agreement between COSTAMARE INC. and KONSTANTINOS KONSTANTAKOPOULOS dated as of November 3, 2010, as amended and restated on July 1, 2021.

NOW, THEREFORE, in consideration of the above premises and of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree to amend and restate the First Amended and Restated Trademark License Agreement in its entirety as follows:

1.	Grant

A.
Licensor hereby grants to Licensee and each of its Subsidiaries the non-exclusive, non-sublicensable (except as provided in Section 6), non-transferable, royalty‑free license and right, but not the obligation, to use the Trademarks in accordance with Section 4.A. in connection with its ownership and operation of oceangoing vessels as currently, or as from time to time, conducted in the Territory (as hereinafter defined) and any other activities in the maritime sector in general that Licensee or its Subsidiaries may undertake from time to time (collectively, the “Covered Businesses”), including all rights to promote and exploit the Trademarks in connection with the Covered Businesses.

B.	The rights granted in this Agreement are personal to Licensee and its Subsidiaries.

C.
The rights granted in this Agreement shall include the right to use the domain name www.costamare.com and the right to incorporate the Trademarks into other domain names and social media accounts (the “Internet Properties”) used by Licensee in the Covered Businesses on the Internet; provided that (i) all such Internet Properties are registered in the name of Licensor and (ii) all such Internet Properties may only include the unitary Trademarks or composite marks including the Trademarks and (a) descriptive words used in the operation of the Covered Businesses, such as “containership”, “dry bulk” or (b) words denoting a type of business entity or corporate structure, such as “Inc.” and “INC.”; provided that such composite marks are approved in advance by Licensor in writing, in its reasonable discretion; provided further that Licensee shall not register or seek to register, directly or indirectly, in any jurisdiction any of the Trademarks or any confusingly similar trademarks, except in accordance with Section 3.B.

D.
Licensee shall have the right to include the Trademarks in its corporate name or trade names or those used by its Subsidiaries in the Covered Businesses; provided that upon the termination of this Agreement, Licensee shall change or procure to change said names within ninety (90) days of such termination to a name which is not confusingly similar to or derived from any of the Trademarks.

E.	Licensee shall be liable and responsible for any acts or omissions of its Subsidiaries that would be a breach of this Agreement if done by Licensee hereunder.

F.	All uses of the Trademarks shall be in accordance with the terms of this Agreement.

2.	Territory

The license granted herein shall be worldwide (the “Territory”).

3.	Term

A.
The term of this Agreement (the “Term”) commenced on the Commencement Date and shall continue in effect until the expiration or termination of the Framework Agreement (the “Expiration Date”) or any successor agreement thereto, unless sooner terminated pursuant to the terms hereof.

B.
During the Term, except as otherwise provided in Section 3(B), Licensor shall maintain all registrations for the Trademarks to be used in connection with the Covered Businesses at Licensor’s expense; provided that the relevant mark is being used in commerce or otherwise as required by applicable law. Licensee may request Licensor to file and diligently prosecute applications for trademarks that are based upon, translated or derived from the Trademarks in any jurisdiction in the Territory and Licensor shall consider, but shall have no obligation to file, the requested applications; provided that Licensor shall not unreasonably withhold its consent to filing and diligently prosecuting such applications in any jurisdiction where Licensee demonstrates a legitimate business need for such registration unless it reasonably determines that such application could materially and adversely affect the Trademark in that jurisdiction. Any such applications shall be filed, prosecuted and the resulting registrations renewed and maintained at Licensee’s expense and any newly registered trademarks filed pursuant to this Section 3(B) shall be included in the definition of Trademarks for the purposes of this Agreement.

C.	Upon termination of this Agreement pursuant to Section 7 hereof, Licensee and its Subsidiaries shall cease using the Trademarks in accordance with Section 8 hereof.

4.	Quality Control

A.
Licensee shall, at all times, use the Trademarks in a manner consistent with the prior use of the Trademarks or in a manner specifically approved by Licensor. If Licensee contemplates using the Trademarks in a manner materially different from their prior use, Licensee must submit prototypes of the materially different use to Licensor for approval prior to any such use. Said approval shall not be unreasonably withheld or delayed. Licensor shall notify Licensee of its approval to, or denial of, the proposed use within fifteen (15) business days of its receipt of the prototype. If Licensor does not disapprove the prototype within said fifteen (15) business day period, the prototype shall be deemed to be approved.

B.	Licensor acknowledges that Licensee may use COSTAMARE INC.

C.
Licensee shall not use the Trademarks in any way which causes, or is foreseeably likely to cause, material damage to the reputation, business or goodwill of Licensor or its Affiliates (other than Licensee or any of its Subsidiaries) or the Trademarks or relationships set forth under other agreements. Licensee shall use commercially reasonable efforts to ensure that all services or goods provided under or in association with any of the Trademarks will at all times meet a high standard and will be of a nature and quality so as to preserve or increase the reputation and good name of Licensor and the Trademarks.

D.
Licensee shall not challenge the title of Licensor in and to the Trademarks or any future Trademarks registered to the Licensor nor will it challenge the validity of the license granted hereunder or any future licenses to the Trademarks granted by Licensor.

E.
Licensee shall not challenge the validity of any oral or written agreement in effect as of the Effective Date granting an Affiliate of the Licensor the right to use the Trademarks in connection with its business.

F.
Licensee shall not do anything itself, or aid or assist any other person to do anything that would, or could reasonably be expected to infringe, violate, tarnish, dilute, cause a loss of distinctiveness, harm, misuse or bring into disrepute the trademarks, and/or do anything which would, or could reasonably be expected to damage the goodwill associated therewith.

G.	Licensee shall not create or incur any expenses chargeable to Licensor from the use of the Trademarks without the prior written approval of Licensor in each and every instance.

H.	Licensee shall not cause or allow any liens to be placed against the Trademarks except for the grant of sublicenses in accordance with Section 6.

I.
If it is determined by Licensor that any use of the Trademarks by Licensee or a sub-licensee to which the rights hereunder are sublicensed in accordance with Section 6 does not comply with the quality standards, Licensor shall so notify Licensee in writing. Upon receipt of such notice, Licensee shall investigate to determine all facts related to such deficiency and take prompt steps to correct such deficiency and to prevent the re-occurrence thereof. Licensee shall provide a written report thereon to Licensor as promptly as practicable.

J.	Compliance with these quality control provisions shall be deemed to be a material term of this Agreement.

5.	Trademark Rights

A.
Licensee hereby recognizes and acknowledges Licensor’s exclusive ownership of, and title to, the Trademarks, as well as the goodwill associated therewith and that the Trademarks are valuable assets belonging to Licensor. All rights in and to the Trademarks are, and shall remain, the property of Licensor. Nothing in this Agreement shall confer or imply any right of ownership in the Trademarks in Licensee or its Subsidiaries. Licensee acknowledges, and shall not at any time contest, the validity of the Trademarks or Licensor’s ownership of the Trademarks. Licensee acknowledges that all rights, including goodwill, accruing from its use of the Trademarks shall inure to the benefit of Licensor.

B.
Licensee hereby recognizes and acknowledges the prior use of the Trademarks by the Licensor and its Affiliates (other than Licensee or any of its Subsidiaries). Nothing in this Agreement shall prevent or limit the ability of Licensor or its Affiliates (other than Licensee or any of its Subsidiaries) to continue using the Trademarks or prevent or limit the ability of Licensor to maintain existing, or grant new, licenses or rights permitting any person to use the Trademarks; provided that in all such cases the use, maintenance or grant shall be consistent with Section 1(A).

C.
Licensee agrees that its use of the Trademarks pursuant to this Agreement shall not vest in Licensee or its Subsidiaries any right or presumptive right to continue such use after termination of this Agreement. Nothing contained in this Agreement shall be construed as an assignment or grant to Licensee of any right, title or interest in or to the Trademarks, it being understood that all rights relating thereto are reserved by Licensor, except for the license hereunder to Licensee and its Subsidiaries of the right to use the Trademarks specifically and expressly provided herein. To the extent any right in and to the Trademarks or in the goodwill associated therewith are deemed to accrue to Licensee, Licensee agrees to assign and hereby assigns any and all such rights and goodwill, at such time as they may be deemed to accrue, to Licensor.

D.
Licensee shall promptly notify Licensor of any use of the Trademarks (or any confusingly similar trademark, and including Internet Properties) by any third party of which Licensee becomes aware. Licensor shall have the right, in its reasonable discretion, through counsel of its own choice, to take such action as it deems appropriate to protect the Trademarks and to prevent the unauthorized use of the Trademarks, including commencement of a proceeding or any other form of action. Licensee shall provide reasonable assistance to prosecute such proceeding or action and shall, if requested by Licensor, join in the prosecution of such action or proceeding. Licensor shall not enter into any settlement with such third party involving a claim related to the Covered Businesses without the prior written consent of Licensee, which shall not be unreasonably withheld or delayed. If Licensor elects not to take such action as Licensee deems necessary to protect or enforce the Trademarks, Licensee shall be entitled to commence such action or proceeding; provided that Licensee shall not commence any action or proceeding to protect or enforce the Trademarks without first obtaining the express written authorization of Licensor (which shall not be unreasonably withheld). In the event that Licensee commences a proceeding or other form of action against such third party, Licensor shall provide reasonable assistance to prosecute such proceeding or action and shall, if requested by Licensee and if necessary to such prosecution, join in the prosecution of such action or proceeding. The party commencing any proceeding or action shall be responsible for all expenses and costs thereof. Any recoveries (including settlements) resulting from any such action or proceeding brought against a third party involved in, or attempting to enter, the Covered Businesses shall belong to Licensee; provided that Licensor is first reimbursed for all reasonable attorneys’ fees, costs and other expenses incurred by Licensor in connection with such action or proceeding. In any action or proceeding brought against a third party not involved in, or attempting to enter, the Covered Businesses, any recoveries (including settlements) shall belong to the party which commenced such action.

E.
Licensee shall execute and deliver to Licensor in such form as Licensor may reasonably request, all instruments and documents reasonably useful to effectuate trademark protection, registration or prosecution of the Trademarks, including registered user recordals and cancellations and representative samples of uses of the Trademarks by Licensee.

F.	At no time shall Licensee use the Trademarks or authorize others to do so, except as may be authorized by this Agreement or subsequently expressly approved in writing by Licensor.

G.
Licensee shall use its reasonable best efforts to ensure that the rights granted herein are exercised in such a manner as to avoid confusion with the activities of Licensor and its Affiliates or other licenses and their Affiliates (other than Licensee or any of its Subsidiaries).

6.	Sub-Licenses

A.
Licensee and its Subsidiaries shall have the right to sub-license the non-exclusive use of the Trademarks to printers of promotional materials using the Trademarks in the Covered Businesses to the extent necessary to permit a sub-licensee to provide goods and services exclusively to or for Licensee and its Subsidiaries and to the extent reasonably necessary to enable Licensee or its Subsidiaries to effectively conduct business in foreign countries or territories, in each case pursuant to this Agreement; provided that each sub-license shall automatically terminate upon the termination of this Agreement or upon the termination of the sub-licensee’s appointment by Licensee or its Subsidiaries or, in the event that Licensee’s Subsidiary appoints a sub-licensee, upon such Subsidiary ceasing to be a Subsidiary of Licensee, whichever occurs first. Licensee shall be liable and responsible for any acts or omissions of a sub-licensee that would be a breach of this Agreement if done by Licensee hereunder.

7.	Termination

A.	This Agreement may be terminated at any time by mutual written agreement of the parties hereto.

B.
If Licensee defaults in the performance of any of its material obligations provided for in this Agreement and any such default is not cured by Licensee within twenty (20) business days following receipt of written notice from Licensor of such default (which notice shall set forth in detail the particulars thereof) or, if such default is incapable of being cured within such twenty (20) business day period and steps are not taken by Licensee to cure such default as soon as possible thereafter, then this Agreement shall terminate upon ten (10) days’ written notice by Licensor to Licensee.

C.
If Licensee commences any action or proceeding and challenges the validity or Licensor’s ownership of the Trademarks, which action or proceeding the Licensee should have reasonably expected to result in or does result in the loss or restriction of Licensor’s rights in or to the Trademarks, this Agreement shall terminate upon written notice by Licensor to Licensee.

D.
If Licensee or its Subsidiaries file applications to register the Trademarks in their own name and such applications to register are not withdrawn by Licensee or its Subsidiary, as the case may be, within twenty (20) business days following receipt of written notice from Licensor that such application to register has been made, this Agreement shall terminate upon written notice by Licensor to Licensee.

E.	In the event of a Change in Control of the Parent (as defined in the Framework Agreement), this Agreement shall terminate upon written notice by Licensor to Licensee (or its assignees).

F.	Licensee may, in its sole discretion, terminate this Agreement at any time upon ninety (90) days’ prior written notice to Licensor.

In the event of any material breach by a party, the other party shall have all other rights available to it at law or in equity. Notwithstanding the foregoing, the parties shall act reasonably to attempt to resolve any and all disputes under this Agreement through good faith negotiations. The parties have no obligation to participate in any mediation involving a third-party mediator.

8.	Effect of Termination

A.
Upon the termination of this Agreement, and subject to Section 1(D), Licensee shall have a period of ninety (90) days to cease the use of the Trademarks, including the removal of any Trademarks from any Ship owned or leased by the Licensee, after which all rights granted to Licensee and its Subsidiaries hereunder in the Trademarks shall revert to Licensor, and Licensee shall refrain and shall procure that its Subsidiaries shall refrain from further use of the Trademarks or any further reference thereto, direct or indirect.

9.	Representations, Warranties and Covenants

A.           Licensor represents, warrants and covenants that:

(i)	it owns the Trademarks;

(ii)
it is not aware of any asserted claim that is reasonably likely to be material to Licensee’s use of the Trademarks by any third party with respect to the use of the Trademarks in connection with the Covered Businesses in the Territory; and

(iii)
it has the right to enter into this Agreement, to grant the rights granted hereunder and to perform its obligations hereunder, and that to do so will not violate or conflict with any material term or provision of its articles or By-laws, or of any agreement, instrument, statute, rule, regulation, order or decree to which it is a party or by which it is bound.

B.            Licensee represents, warrants and covenants that:

(i)	it will not use the Trademarks in any manner not authorized by this Agreement;

(ii)
it will comply with all laws and regulations applicable to the performance of this Agreement, including any effect on the validity of any Trademark or the business or reputation of Licensor, except to the extent any non-compliance would not materially affect Licensor; and

(iii)
it has the right to enter into this Agreement and to consummate the transaction contemplated hereby, and that to do so will not violate or conflict with any material term or provision of its charter or By-laws, or of any agreement, instrument, statute, rule, regulation, order or decree to which it is a party, or by which it is bound.

10.	Indemnification

Licensor and Licensee shall indemnify and hold each other harmless from any and all liability, loss, damage or injury, including reasonable attorney’s fees, arising out of a breach of any representation, warranty or covenant set forth herein; provided that the party seeking to enforce such indemnity shall provide to the indemnifying party prompt written notice of any claim giving rise to such indemnity and the opportunity to defend the same with counsel of its own choosing.

Licensee shall further indemnify and hold harmless Licensor from and against any liability based upon claims by third parties arising out of the use of the Trademarks by Licensee (or any sub-licensee permitted hereunder) pursuant to the license granted hereunder, but excluding liability based upon claims that the use of the Trademarks constitutes trademark infringement or unfair competition.

11.	Notices

A.	All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Licensor, to:

COSTAMARE SHIPPING COMPANY S.A.
60 Zephyrou Street & Syngrou Avenue
17564
Telephone: +30 (210) 9490000
Athens, Greece
Email: info@costamare.com
Attention: President

with copies to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Telephone No.: +1(212) 474-1132
Email: sbennett@cravath.com
Attention: D. Scott Bennett

if to Licensee, to:

COSTAMARE INC.
7 rue du Gabian
MC 98000 Monaco
Telephone No.: +377 (93) 250940
Email: generalcounsel@costamare.com
Attention: General Counsel

with copies to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Telephone No.: +1(212) 474-1132
Email: sbennett@cravath.com
Attention: D. Scott Bennett

or such other address, email or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 17:00 in the place of receipt and such day is a business day, in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

12.	Miscellaneous

A.
Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by both parties to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective and no failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

B.
This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided, however, that the laws of the respective jurisdictions of incorporation of the parties hereto shall govern the relative rights, obligations, powers, duties and other internal affairs of such party and its board of directors.

C.
Licensee and Licensor irrevocably submit to the exclusive jurisdiction of (i) the Supreme Court of the State of New York, New York County and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement. Licensee and Licensor agree to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York, or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Licensee and Licensor further agree that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which they have submitted to jurisdiction in this Section 12(C). Licensee and Licensor irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in (a) the Supreme Court of the State of New York, New York County or (b) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

D.
If any term, provision, covenant, restriction or other condition of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other terms, provisions, covenants, restrictions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are consummated to the extent possible.

E.
This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by both of the parties and delivered to the other party.

F.
Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by either party without the prior written consent of the other party. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall inure to the benefit of and be binding upon each of the parties hereto and upon their respective successors and assigns.

G.	THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

H.
This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

I.
The captions herein are included for convenience of reference only and shall be ignored as in the construction or interpretation hereof. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof.

J.
Interpretation of this Agreement shall be governed by the following rules of construction: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) “or” is used in the inclusive sense of “and/or”, (iii) unless otherwise specified, any request, determination, approval or consent required by either party under this Agreement will be granted or withheld by such party in its sole discretion and shall only be deemed given if provided in writing in advance, (iv) unless otherwise specified, each party and its Affiliates will bear all costs and expenses in connection with their compliance with and performance of this Agreement, (v) the word “including” and words of similar import shall mean “including, without limitation,” (vi) provisions shall apply, when appropriate, to successive events and transactions, and (vii) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COSTAMARE INC.

by:	/s/ Gregory Zikos
Name:	Gregory Zikos
Title:	Chief Financial Officer, Director

COSTAMARE SHIPPING COMPANY S.A.

by:	/s/ Konstantinos Konstantakopoulos
Name:	Konstantinos Konstantakopoulos
Title:	President, Director

EXHIBIT A

Trademarks

COSTAMARE

Trademark Registration Information

Country	Title	Application Number	Registration Number
European Union	Community Trademark (wordmark)	002583110	002583110
European Union	Community Trademark (figurative mark)	002583144	002583144
China	Wordmark	4142587	4142587
China	Wordmark	4142586	4142586
China	Wordmark	4142585	4142585
China	Device	4142590	4142590
China	Device	4142589	4142589
China	Device	4142588	4142588